Exhibit (n)

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Pre-Effective Amendment No. 1 to the Registration Statement (No. 333-182785) on Form N-2 of Fidus Investment Corporation (the Company) of our report dated March 8, 2012, relating to our audit of the consolidated financial statements, appearing in the Prospectus, which is part of this Registration Statement. Our report dated March 8, 2012, relating to the consolidated financial statements of the Company expresses an unqualified opinion and includes an emphasis paragraph relating to the Company’s investments whose fair values have been estimated by management.

We also consent to the reference to our firm under the captions “Independent Registered Public Accounting Firm” and “Selected Financial Data” in such Prospectus.

/s/ McGladrey LLP

Chicago, Illinois

August 24, 2012